Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

February 7, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Dave Edgar Kathleen Collins Austin Pattan Jeff Kauten

Re:	Helport AI Limited Draft Registration Statement on Form F-4 Submitted December 22, 2023 CIK No. 0002001699

Ladies and Gentleman:

Helport AI Limited (the “Company”, “Helport” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 18, 2024 relating to the Draft Registration Statement on Form F-4, filed by the Company with the Commission on December 22, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-4 (the “Registration Statement”) which is being filed to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-4

Defined Terms, page 11

1.

Please revise to define the terms of, and parties to, the Helport Reorganization as well as the Reorganization Documents, which you reference throughout the filing. Tell us what role, if any, Helport Limited has in the reorganization and why you provided financial statements for this entity and not the registrant, Helport AI Limited. In addition, clarify whether the Reorganization was completed by the December 31, 2023 deadline or revise to discuss any additional extensions.

Response: In response to the Staff’s comment, we revised the disclosures on pages 13, 15, 17, 18, and 105, to define the terms of, and parties to, the Helport Reorganization (the “Reorganization”) and the Reorganization Documents, including explaining the role of Helport Limited in the Reorganization. We have also revised the disclosures on these pages to clarify that the Reorganization was completed on December 22, 2023. Upon consummation of the Reorganization, Helport Limited, through Helport Group Limited, acquired 100% of the equity interest of Helport Pte. Ltd., and thus Helport Pte. Ltd. became a wholly owned subsidiary of Helport Limited. Immediately before and after the Reorganization, Helport Limited together with its subsidiaries were effectively under common control. As a result, we provided financial statements for Helport Limited, instead of for the registrant, Helport AI Limited, which is only a shell company and is not part of the Helport Group prior to the closing of the Business Combination.

Questions and Answers

What interests do Tristar's Sponsor, executive officers and directors have in the business combination, page 32

2.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Include corresponding disclosure in your risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 32 and page 34 of the Registration Statement to include the requested information.

What vote is required to approve the proposals presented at the Meeting, page 34

3.	We note that the Initial Shareholders and Current Insiders have agreed to vote in favor of the business combination and related proposals. Please revise your discussion to highlight the vote of the unaffiliated shareholders needed to approve the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 34,  page 49, page 61, page 98, page 140, page 142, page 143, page 145,  page 148, page 149, page 150 and page 151 of the Registration Statement to include the requested information.

Summary of the Proxy Statement/Prospectus

Tristar Initial Shareholders and Current Insiders, page 47

4.	We note that the holders of the Founder Shares have waived their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 47 of the Registration Statement to include the requested information.

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Risk Factors

Risks Related to the Business Combination of Tristar

Since the Sponsor and Tristar’s directors and officers..., page 61

5.	Please clarify how the board considered the conflicts described in this risk factor in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 62 of the Registration Statement to include the requested information.

Tristar's shareholders will experience immediate dilution..., page 70

6.	We note that the future issuance of securities by the combined company may dilute the economic and voting rights and reduce the market price of Pubco ordinary shares. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms, if at all. Discuss the downward pressure potential sales of securities following the business combination or any future capital raising transactions may have on the trading price of the combined entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 70 of the Registration Statement to include the requested information.

Risks Related to Our Securities Following the Business Combination and Helport Operating as a Public Company

If Helport or Pubco fails to implement and maintain an effective system of internal controls or remediate the material weaknesses..., page 91

7.	Please revise to disclose when you expect to fully remediate the material weaknesses in your internal controls over financial reporting and any material costs you expect to incur as part of your remediation plan.

Response: In response to the Staff’s comment, we have revised the disclosure on page 91 to disclose that we expect to fully remediate our material weaknesses in our internal controls over financial reporting before we cease to be an “emerging growth company”, and to describe the measures we intend to take to implement the remediation plan. However, at this stage, we are unable to quantify any particular material costs associated with implementing the remediation plan.

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The Business Combination Proposal Earnout, page 104

8.	We note your disclosure regarding the terms of the earnout as set forth in the business combination agreement. Please revise to clarify that the earnout and related escrow were removed in connection with the First Amendment to the Business Combination Agreement consistent with your disclosure on page 108.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 104 of the Registration Statement to include the requested information.

Background of the Business Combination, page 110

9.	We note your statement that “On September 30, 2023, Tristar received the first version of ValueScope’s fairness opinion.” Please tell us whether the board considered multiple sets of projections, and if so, disclose how the projections referred to in the registration statement were selected. If the board considered a draft of the projections, disclose the material differences between the draft projections and final projections and why such changes were necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 119 of the Registration Statement to include the requested information.

Recommendation of the Board and Reasons for the Business Combination, page 120

10.	We note your statement that the board's decision to recommend the transaction considered a number of factors “including, but not limited to, the following material factors.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to recommend the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 121 of the Registration Statement to include the requested information.

Summary of Opinion of ValueScope, Inc. as Financial Advisor to Tristar, page 123

11.	Please tell us whether ValueScope relied upon any projections or forward-looking financial information when rendering its fairness opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 123 of the Registration Statement to include the requested information.

Unaudited Pro Forma Condensed Combined Financial Statements Basis of Pro Forma Presentation, page 152

12.	You state that the historical financial statements have been adjusted to give pro forma effect to events that are directly attributable, factually supportable and expected to have a continuing impact on the result of the combined company. Please revise your disclosure to fully comply with the updated guidance in Article 11-02 of Regulation S-X and remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. Refer also to SEC Release No. 33-10786.

Response: In response to the Staff’s comment, we have revised the disclosures on page 152 to fully comply with the updated guidance in Article 11-02 of Regulation S-X, to ensure that our pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact.

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Unaudited Pro Forma Combined Balance Sheet, page 154

13.	Please explain your basis for presenting Helport Pte. Ltd. and Helport Limited on a combined basis in your pro forma financial statements.

Response: We respectfully advise the Staff that, before December 22, 2023 (the date of the first filing of the DRS), because the Reorganization had not been completed by such date, there had been no basis to present Helport Limited and Helport Pte. Ltd. on a combined or consolidated basis. As a result, we issued respective Financial Statements of Helport Limited and Helport Pte. Ltd. as individual reporting entities, with two sets of audit opinion as well. Helport Limited and Helport Pte. Ltd. were presented on a combined basis in the pro forma financial statements, because the unaudited pro forma financial statements were prepared under the assumption that the Reorganization of Helport would be completed before the closing of the business combination between Helport Limited and Tristar Acquisition I Corporation.

On November 14, 2023, Helport Limited established Helport Group Limited in the British Virgin Islands, as its wholly owned subsidiary to be the intermediate holding company. On December 22, 2023, Helport Limited through Helport Group Limited acquired 100% of the equity interest of Helport Pte. Ltd., and thus Helport Pte. Ltd. became a wholly owned subsidiary of Helport Limited. We did not provide financial statements for Helport Group Limited and Helport AI Inc. because they had not been incorporated as of June 30, 2023.The main purpose of the Reorganization was to establish a BVI holding company for our existing business in Singapore, in preparation for a business combination. Immediately before and after the Reorganization, Helport Limited together with its subsidiaries were effectively under common control. Therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented as if such structure had existed throughout the periods presented, and the entities under common control were presented on a combined and consolidated basis for all periods for which such entities were under common control. The consolidated presentation of the Company and its subsidiaries were accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying audited combined financial statements.

We have revised the financial statements section to present Helport Pte. Ltd. and Helport Limited on a combined basis in the combined financial statement of Helport Limited, since the Reorganization was completed on December 22, 2023. The revision from two sets of financial statements to a combined financial statement has no impact on the accounting treatments of unaudited pro forma financial statements.

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14.	Please revise to explain what the capitalized transaction fees included in pro forma adjustment (2) represent. Specifically quantify each component included in this adjustment and to which entity the fee relates. Also, clarify when these fees were "capitalized" and how they are reflected in the historical financial statements, if at all. In addition, tell us how you determined that such costs should be recorded as a reduction of equity versus an expense in your pro forma statement of operations to the extent they are not already reflected in the historical financial statements. Refer to SAB Topic 5.A.

Response: In response to the SEC staff’s comment, we have made the following revisions on page 154 as stated in (1), and provided further clarification on when these fees were “capitalized” or “expensed”, and how such fees were reflected in the historical financial statements, either as a reduction of equity or as an expense in accumulated deficits / retained earnings.

(1)

We have revised to explain what the capitalized transaction fees included in pro forma “Adjustment (3)” represent, by specifically quantifying each component included in this adjustment and to which entity the fee relates. Only the transaction fees of Helport which qualified as deferred offering costs, would be charged as a reduction of the combined additional paid-in capital in “Adjustment (3)”. The details of capitalized transaction fees were as follows:

Transaction fees	Amount
Legal fees and other expenses	$776,000
Financial advisory fees	95,155
Industry consulting fees	20,686
Total capitalized transaction fees	$891,841

(2)

For Tristar, the transaction fees that directly relates to the Business Combination for professional services provided should be expensed in general and administrative expenses and carried forward in accumulated deficits in the historical financial statements. However, upon completion of Business Combination, Tristar’s accumulated deficits would be eliminated and reclassified into the combined additional paid-in capital to reflect the recapitalization of Helport through issuance of Tristar shares as adjusted in “Adjustment (6)”.

For Helport, the transaction fees for professional services provided before June 30, 2023 were expensed in general and administrative expenses in the historical financial statements, as such fees were not considered “directly attributable” to the Business Combination. The projected transaction fees incurred after June 30, 2023 and before the closing date of Business Combination, would be capitalized against the release of cash held in trust account as a reduction of the combined additional paid-in capital, if qualified as deferred offering costs.

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(3)

The unaudited pro forma combined balance sheet as of June 30, 2023 gives pro forma effect to the Business Combination as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended June 30, 2023 gives pro forma effect to the Business Combination as if they had occurred since the beginning of the periods presented, which was July 1st, 2022. Therefore, any transaction fees incurred or to be incurred before the closing date of the Business Combination should not be adjusted in the unaudited pro forma statement of operations. Adjustments relating to transaction fees were adjusted in the unaudited pro forma balance sheet, please refer to “Adjustment (3)” and “Adjustment (6)” for details.

15.	You disclose on page 161 that the unsecured promissory notes issued in July and September 2023 are due and payable upon the closing of a business combination. You further disclose on page 50 that if a business combination is completed, Tristar will repay the notes with proceeds from the Trust Account. Please revise to include pro forma adjustments reflecting both the issuance and repayment of such notes and related income statement entries made subsequent to June 30, 2023.

Response: We have revised the disclosures on page 154 to include pro forma adjustments, as presented in “Adjustment (2)”, to reflect both the issuance and repayment of such notes and related income statement entries made subsequent to June 30, 2023.

Business of Helport, page 178

16.	We note your partnership with Tianjin Youfei Digital Technology Group Co., Ltd., which “provides relevant models, products, and R&D personnel.” Please tell us whether any of these models or products rely upon third-party applications, such as open-source software or large historical data sets.

Response: In response to the Staff’s comment, we have revised our disclosure on page 178 to disclose third-party applications, including open-source models, which the models and products provided by Youfei Shuke rely upon.

Competitive Strengths, page 179

17.	We note your statement that you “apply operations research theory and AI technology to create intelligent algorithms and tools underlying the intelligent functions of AI Assist." With a view toward disclosure, please describe with specificity how AI is used in your business model. Your revised disclosure should explain how you developed and validated your AI model, including the data quality and robustness of the relationship predicted by the model over time, the experience of the personnel that developed the model, when the model was developed, and how long the model has been used in a clinical setting.

Response: In response to the Staff’s comment, we have revised our disclosures on page 179 to explain how we develop and validate our AI models, the experience of the personnel that develop the models, the robustness of the models and how we control them, and how long it takes for us to develop and deploy the models. We have clarified that since January 2022, Helport has developed hundreds of AI models underlying the AI Assist based on a range of scenarios; for example, the sales of insurance products or client retainment for educational institutions. Therefore, instead of providing a single timeline, we have disclosed the average timeline for us to develop and deploy the models.

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Helport's Management's Discussion and Analysis of Financial Condition and Results of Operations Specific Factors Affecting Our Results of Operations, page 208

18.	You state that banking, insurance and Internet are the main industries that use AI Assist. In addition, you indicate that the Helport team has developed connections with major financial institutions, insurance enterprises and Internet corporations. Please tell us whether your two main customers, Shenyang Pengbosheng Network Technology and Beijing Baojiang Science and Technology Co. are considered "major" companies in the banking, insurance or Internet industries and if so, explain the basis for such determination. Alternatively, revise to clarify these disclosures, which appear to imply your current customer base is comprised of major corporations.

Response: In response to the Staff’s comment, we have revised our disclosures on page 208 to clarify that our current customer base is mainly comprised of BPO (Business Process Outsourcing) companies, rather than major corporations in the banking, insurance, and Internet industries. In addition, we would like to respectfully advise the Staff that on page 190 and page 191, we have clarified that Shenyang Pengbosheng Network Technology and Beijing Baojiang Science and Technology Co are both BPO customers, not enterprise customers in the abovementioned industries.

Comparison of Years Ended June 30, 2023 and 2022, page 210

19.	We note from your disclosures on page 216 that consideration for your AI services is based on the monthly average subscribed seats. In addition, you state that the increase in revenue for fiscal 2023 was due, in part, to the increase in the number of subscription accounts per customer. Please tell us, and revise to disclose, the number of average monthly subscribed seats for each period presented. Refer to SEC Release No. 33-10751.

Response: In response to the SEC staff’s comment, we have revised the disclosure on page 210 to further include the number of average monthly subscribed seats for each period presented.

Liquidity and Capital Resources, page 212

20.

You disclose on page 188 that your customers can choose to settle their bills on a quarterly or annual basis. Please revise, both here and in Note 2(k), to disclose the typical payment terms of your arrangements. Also, disclose your days sales outstanding for each period presented along with a discussion of the underlying reasons for any significant changes therein. Lastly, tell us the age of the $8,116,654 accounts receivables that were collected subsequent to your fiscal 2023 year-end. Refer to Item 303(b)(1) of Regulation S-K.

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Response: In response to the SEC staff’s comment, we have revised the disclosure on page 212 and in Note 2(l) revenue recognition to describe the typical payment terms of our arrangements, as well as our days’ sales outstanding for each period presented along with a discussion of the underlying reasons for any significant changes therein. Lastly, we have supplemented the age of the $8,116,654 account receivables that were collected subsequent to our fiscal 2023 year-end.

Helport Pte. Ltd. Financial Statements, page F-3

21.	Revise to include the number of shares outstanding for each of Helport Pte and Helport Limited either on the face of the balance sheets or in the notes thereto. Also, include a footnote discussion of the subscription receivable as reflected in the pro forma balance sheet column for Helport and explain why such receivable in not reflected in the audited balance sheet for Helport Pte or Helport Limited. In addition, include earnings per share information. Refer to Item 18 of Form 20-F and Rule 5-02.29 and Rule 5-03.25 of Regulation S-X.

Response: In response to the SEC staff’s comment, we have made the following revisions to Helport Limited Financial Statements on page F-3:

(1)

We have made revisions to include the requested information regarding Helport Pte and Helport Limited ordinary shares, subscription receivables and earnings per share both on the face of the combined balance sheets and in the notes to the combined financial statements.

(2)

We have made revisions to present Helport Pte. Ltd. and Helport Limited on a combined basis in the combined financial statement of Helport Limited. Also, Helport Pte. Ltd. and Helport Limited are presented on a combined basis in the unaudited pro forma financial statements.

(3)

We have included a discussion on the retrospective presentation of per share information of Helport Limited from the earliest period in the combined financial statements upon completion of the Reorganization, in Note 1.

Notes to Helport Pte. Ltd. Financial Statements

Note 4. Intangible Assets, net, page F-13

22.	Please tell us the source of the intangible assets on your balance sheet. To the extent this assets relates to the development agreement with Youfei Shuke, tell us the specific accounting guidance you applied in capitalizing such costs. Also, tell us how the acquisition of this intangible is reflected in your cash flow statement as you do not appear have any investing cash flow activities. Refer to ASC 230-10-45-13(c).

Response: In response to the SEC staff’s comment, we wish to clarify that: (1) the intangible assets on our balance sheet were purchased from Youfei Shuke; (2) in the agreement, we consigned Youfei Shuke to deliver software that caters to our requirements; therefore, we capitalized the software costs as the contract consideration stated in the agreement, because it represents the acquisition cost of software; and (3) we do not reflect the acquisition of intangible assets in our cash flow statement because we had not paid Youfei Shuke the contract fee of the development agreement as of June 30, 2023. We later settled the contract fee for the acquisition of the software on September 30, 2023.

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Note 9. Subsequent Event, page F-16

23.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Response: In response to the SEC staff’s comment, we have revised the disclosure on page F-16 to disclose the date through which we evaluated subsequent events.

Exhibits

24.	We note that you rely on agreements with your developer partner, Tianjin Youfei Shuke Technology Group, for the development of your products. Please file the material agreements with Youfei Shuke summarized on page 189 as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, we have added the three agreements with Tianjin Youfei Shuke Technology Group as exhibits to be filed on page II-2. The agreements were entered into by Helport Singapore under its former name, Healthport Medical Consulting Pte. Ltd., which was changed to the current name Helport Singapore in April 2023.

General

25.	We understand that Well Fargo Securities, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that were otherwise due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with the firm.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39, page 51 and page 63 of the Registration Statement to include the requested information.

26.	Please describe what relationship existed between Wells Fargo Securities and Tristar after the close of the IPO, including any financial or merger-related advisory services conducted by the firm. For example, clarify whether the firm had any role in the identification or evaluation of business combination targets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39, page 51 and page 63 of the Registration Statement to include the requested information.

27.	Please tell us whether you are aware of any disagreements with Wells Fargo Securities regarding the disclosure in your registration statement. Further, please add risk factor disclosure clarifying that the firm was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firm is waiving such fees and whether it is disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39, page 51 and page 63 of the Registration Statement to include the requested information.

28.	Tell us whether Wells Fargo Securities was involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify whether Wells Fargo Securities claims no role in the SPAC’s business combination transaction and whether it has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39, page 51 and page 63 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Very truly yours,

Helport AI Limited

By:	/s/ Cong Shi
Name:	Cong Shi
Title:	Director

cc: Jessica Yuan, jyuan@egsllp.com, at Ellenoff Grossman & Schole LLP

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